Exhibit 99.1

Wearable Devices Announces 2022 Financial Results

YOKNE’AM ILLIT, Israel, March 22, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a growth company developing a wrist-worn neural interface technology for B2B and B2C customers, today announced its financial results for the year ended December 31, 2022.

The Company continued its investment in research and development, production and business development activities and together with the expenses incurred from the Company’s initial public offering (“IPO”) in the U.S. in September of 2022, net loss increased to $(6,496,000), or $(0.53) per diluted share, for the year ended December 31, 2022, as compared to a net loss of $(2,614,000), or $(0.27) per diluted share, for the year ended December 31, 2021.

Cash balance at December 31, 2022 was $10.4 million, compared to $1.3 million at December 31, 2021.

Asher Dahan, Chief Executive Officer and Chairman of the Board of Wearable Devices, commented, “We are at an exciting point in the growth of our company and are working tirelessly to bring to market revolutionary solutions that enable the user’s hand to become a universal input device for touchless interaction with technology. The increased net loss is a result of careful, strategic investments in our growth, primarily in research and development to refine and optimize our technology, with capital that we expect will drive substantial shareholder returns in the future. AI and the Metaverse continue to grow rapidly in popularity, with some of the largest and most recognizable technology companies in the world pivoting their strategies to pursue these markets. This represents a tremendous market opportunity, and we believe that our technology is ideally suited to integrate seamlessly into both platforms.”

“On the B2B side of our business, the Mudra Inspire continues to see encouraging early traction. More than 100 companies have purchased the Mudra Inspire development kit across industries that include consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers, demonstrating the breadth of our addressable market for the Mudra platform. We anticipate this interest in our B2B product to grow as more and more companies recognize the value that our Mudra Inspire product can add to their business operations.”

“Our B2C product, the Mudra Band, is an award-winning aftermarket band for the Apple Watch that allows for touchless control of multiple Apple products. We’re seeing considerable interest in the Mudra Band demonstrated by robust preorder activity, and we recently announced an advanced AI-based neural input feature, Mudra Air-Touch, that allows users to toggle and switch between connected Apple devices. In a world where technology is becoming more prevalent in our lives each day, a smooth handoff and transition from controlling one device to another is crucial for a seamless, efficient, and immersive user experience.”

Mr. Dahan concluded, “Overall, we are encouraged by the progress that we’ve made in 2022, and we believe that 2023 is positioned to be a transformative year for Wearable Devices as we continue to showcase the breadth and depth of our technology and work to bring our innovative products to market.”

Subsequent to the year end, the Company has achieved two important milestones:

●	Entered a strategic partnership with a Fortune 500 communications equipment company in order to facilitate an embedded integration of the Mudra neural input technology into the partner’s chipset; and

●	Received a grant approval from the Israel Innovation Authority in the amount of $900,000 (NIS 3.1 million) to finance further development of the Company’s manufacturing process of its flagship wearable neural interface, the Mudra Band.

In September 2022, the Company closed its IPO of 3,750,000 units. Each unit was offered at a public offering price of $4.25 and consisted of one ordinary share and two warrants to purchase one ordinary share each. In addition, the underwriter for the IPO partially exercised its over-allotment option with respect to 1,125,000 warrants to purchase 1,125,000 ordinary shares. The gross proceeds of the offering were approximately $16 million before deducting underwriting discounts, commissions and offering expenses.

About Wearable Devices Ltd.

Wearable Devices is a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our expectation that our capital will drive substantial shareholder returns in the future, the tremendous market opportunity, our ability to integrate seamlessly into AI and the Metaverse, our anticipation the interest in our B2B product will grow as more and more companies recognize the value that our Mudra Inspire product can add to the B2B business operations and our belief that 2023 is positioned to be a transformative year for Wearable Devices. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the prospectus dated February 17, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearablesdevices@imsinvestorrelations.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars (in thousands)

	December 31
	2022	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	10,373	1,274
Trade receivables	-	8
Governmental grant receivable	54	62
Other receivables and prepaid expenses	543	47
Inventories	6	11
TOTAL CURRENT ASSETS	10,976	1,402
Right-of-use assets	180	-
Property and equipment, net	68	43
TOTAL NON-CURRENT ASSETS	248	43
TOTAL ASSETS	11,224	1,445
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	156	72
Advance payments	353	273
Deferred revenues	12	24
Accrued payroll and other employment related accruals	416	222
Accrued expenses	145	47
Lease liabilities	68	—
TOTAL CURRENT LIABILITIES	1,150	638
Lease liabilities	94	—
TOTAL LIABILITIES	1,244	638

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of December 31, 2022 and 20,000,000 as of December 31, 2021; Issued and outstanding 15,049,720 shares as of December 31, 2022 and 11,136,850 shares as of December 31, 2021.	43	31
Additional paid-in capital	23,346	7,689
Accumulated losses	(13,409)	(6,913)
TOTAL SHAREHOLDERS’ EQUITY	9,980	807
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,224	1,445

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands (except per share amounts)

Revenues	45	142	57
Expenses:
Cost of materials	(10)	(10)	(9)
Research and development, net (Note 4a)	(2,271)	(1,411)	(743)
Sales and marketing expenses, net (Note 4b)	(1,370)	(665)	(287)
General and administrative expenses	(1,948)	(628)	(174)
Initial public offering expenses	(904)	(97)	—
OPERATING LOSS	(6,458)	(2,669)	(1,156)
FINANCING INCOME (EXPENSES), net	(38)	55	(102)
COMPREHENSIVE AND NET LOSS	(6,496)	(2,614)	(1,258)

Net loss per ordinary shares, basic and diluted	(0.53)	(0.27)	(0.19)
Weighted average number of ordinary shares outstanding basic and diluted	12,277,224	9,709,590	6,459,910

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (in thousands)
	Year ended December 31
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(6,496)	(2,614)	(1,258)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	23	11	7
Accrued interest on convertible securities	-	20	56
Share based compensation expenses	790	299	67

Changes in operating assets and liabilities items:
Decrease (increase) in accounts receivable	8	(8)	-
Decrease (increase) in inventories	5	9	(12)
Decrease (increase) in governmental grants receivables	8	(11)	(51)
Increase in other receivables and prepaid expenses	(496)	(30)	(11)
Increase in advance payments	79	63	210
Increase (decrease) in deferred revenues	(12)	9	4
Increase (decrease) in accounts payables	84	40	(41)
Increase (decrease) in accrued payroll and other employment related accruals	194	119	(72)
Increase (decrease) in advance payments on governmental grant	-	(42)	42
Increase (decrease) in accrued expenses	99	32	(30)
Net cash used in operating activities	(5,714)	(2,103)	(1,089)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(48)	(36)	(16)
Prepayments of leasing	(18)	-	-
Net cash used in investing activities	(66)	(36)	(16)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	14,319	-	-
Proceeds from issuance of ordinary shares and warrants, net of issuance cost	-	2,925	-
Proceeds from issuance of SAFEs	500	-	-
Refund to SAFE investors	(100)	-	-
Proceeds from credit line	800	-	-
Repayment of credit line	(800)	-	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	160	-	-
Exercise of options	-	1	-
Payment on behalf of issued shares	-	12	-
Net cash provided by financing activities	14,879	2,938	-

Net increase (decrease) in cash and cash equivalents	9,099	799	(1,105)
Cash and cash equivalents at the beginning of year	1,274	475	1,580
Cash and cash equivalents at the end of year	10,373	1,274	475

Supplemental Disclosure:
Interest on credit line	40	-	-
Conversion of SAFE to equity	400	-	-
Right-of use asset recognized against lease liability	229	-	-

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